UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-6695
A. Full title of the plan and the address of the plan, if different from that of issuer named below:
JO-ANN STORES, INC. 401(K) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JO-ANN STORES, INC.
5555 Darrow Road
Hudson, OH 44236

Jo-Ann Stores, Inc. 401(k) Savings Plan
Form 11-K Index
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
To the Advisory Committee of the Jo-Ann Stores, Inc. 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for benefits of Jo-Ann Stores, Inc. 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 11, 2010

Jo-Ann Stores, Inc. 401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2009 and 2008

	2009	2008

Investments, at fair value:	$78,356,774	$53,395,727

Receivables:
Employer contribution	—	398
Participant contribution	—	1,072

Total receivables	—	1,470

Total assets	78,356,774	53,397,197

Net assets reflecting investments at fair value	78,356,774	53,397,197
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(249,575)	133,939

NET ASSETS AVAILABLE FOR BENEFITS	$78,107,199	$53,531,136

The accompanying notes to the financial statements are an integral part of these statements.

Jo-Ann Stores, Inc. 401(k) Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2009

Increases:
Interest and dividends	$1,399,948
Net appreciation in fair value of investments	20,652,741
Employee contributions	5,358,096
Employer contributions	1,796,515
Rollover contributions	558,705
Other	6,400

Total increases	29,772,405

Decreases:
Distributions	5,155,550
Administrative expenses	40,249
Other	543

Total decreases	5,196,342

NET INCREASE FOR THE YEAR	24,576,063

Net assets — beginning of year	53,531,136

Net assets — end of year	$78,107,199

The accompanying notes to the financial statements are an integral part of this statement.

Jo-Ann Stores, Inc. 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008
1. SUMMARY OF PLAN
The Jo-Ann Stores, Inc. 401(k) Savings Plan (the “Plan”) was originally adopted as of September 1, 1974, and has been amended on occasion in order to, among other things, maintain compliance with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a) Eligibility
The Plan, as amended, covers all active employees of Jo-Ann Stores, Inc. (the “Company”) and its wholly owned subsidiaries who have completed 90 days of service. Leased employees, nonresident aliens, and members of a recognized collective bargaining organization are excluded from participating in the Plan. A contributing participant becomes eligible for employer matching contributions after completing 90 days of service.
(b) Deferred Income Contributions
Plan participants may elect to defer up to 25 percent of their compensation, subject to an annual limitation under the Internal Revenue Code (“Code”), and such amounts will be contributed to the Plan by the Company as deferred income contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, subject to statutory limitations. Participants may also contribute amounts representing distributions from other qualified plans.
(c) Employer Matching Contributions
The Company will contribute to the Plan as a matching contribution, subject to the forfeiture provision outlined below, an adjustable percentage of the deferred income contributions made by participants (up to a six percent employee deferred income contribution), as well as such additional amounts as the Board of Directors may determine. These contributions are allocated among eligible participants in proportion to the deferred income contributions made on their behalf for such period and credited to their separate accounts.
The Company’s matching contribution is currently 50% of the first 6% contributed by participants. The match is in the form of cash and is invested at the direction of the participant. Any discretionary contributions are invested at the direction of the participant. The Company did not make any discretionary contributions during 2009 and 2008, respectively.
Company contributions are funded only to the extent that they exceed cumulative forfeitures of participants terminated from the Plan. Forfeitures in the amount of $0 and $71,119 were utilized to reduce Company contributions during 2009 and 2008, respectively. The amounts of unutilized forfeitures as of December 31, 2009 and 2008 were $330,052 and $135,044, respectively. The unutilized forfeitures as of December 31, 2009 may be used to reduce Company contributions in future years. Any remaining forfeitures may be applied to payment of Plan administration fees.

(d) Investment of Employee Contributions
Under the Plan, each participant selects the manner in which deferred income contributions to his or her account are to be invested. There is risk of loss with each investment option, although the degree varies by the nature of the investment. None of the investment options provide for any guarantee against loss. Participants should refer to the Plan document for a more complete description of the Plan’s investment options. Contributions are invested in 1% increments, up to 100%, in the investment options. Participants may change their investment election with respect to future contributions on a daily basis.
(e) Vesting Requirements
Participants’ deferred income contributions, together with earnings thereon, vest immediately. All Company contributions, plus earnings thereon, vest ratably over a four-year period as follows:

Vested
Years of Service	Percentage
Less than one	0%
1	0%
2	33%
3	67%
4	100%
A participant’s entire interest in the Plan becomes fully vested upon his or her death while employed, attainment of age 65 or permanent and total disability.
(f) Benefit Payments
Upon termination of service for any reason, a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump-sum distribution. However, a lump-sum distribution is required if the vested balance is $5,000 or less.
Prior to termination of employment or age 59 1/2, contributions may only be withdrawn in the event of financial hardship as defined by the Code.
(g) Participant Loans
Participants may borrow against their vested balances pursuant to the loan provision of the Plan. The maximum loan amount available to a participant is 50% of his or her vested account balance, but not to exceed $50,000. The maximum term of a loan is five years, which may be exceeded if the loan is for the purchase of a dwelling that will be the participant’s primary residence. Participant loans are repaid through payroll deductions with the interest rate fixed at the prime rate plus one percent at the time of the inception of the loan. Interest rates on participant loans ranged from 4.25% to 9.25% at both December 31, 2009 and December 31, 2008. Participant loans outstanding were $1,304,243 and $1,294,634 at December 31, 2009 and 2008, respectively. Interest income on participant loans was $84,186 for the Plan year ended December 31, 2009.
(h) Fees and Expenses
Generally, costs incidental to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. Other costs and expenses incurred in administering the Plan, including fees of the asset custodian, are generally paid by the Plan. At the discretion of the Company, certain Plan expenses, such as audit fees and database access fees, are paid by the Company. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(i) Plan Termination
Although it has not expressed any intent to do so, the Company, with the approval of the Board of Directors, has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
(b) Valuation of Investments
In September 2006, the Financial Accounting Standards Board (“FASB”) released guidance related to fair value measurements. The guidance establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. Effective January 1, 2008, the Plan adopted this guidance which did not have a material impact on the Plan’s financial statements.
The guidance describes three levels of inputs that may be used to measure fair value:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 — Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value, including the general classification of such assets pursuant to the valuation hierarchy.
The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued based on quoted active market prices and are classified within level 1 of the valuation hierarchy. The common/collective trust (the Vanguard Retirement Savings Trust (the “Trust”)), which is not traded in an active market, is valued at the unit value of the fund which is based on the fair value of the underlying investments and is classified within level 2 of the valuation hierarchy. The fair value of the Trust is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts.
Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Trust is a tax-exempt collective trust with an investment strategy that primarily invests in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities. The investment objective is to diversify its assets among high credit-quality investments and investment contracts which are structured to smooth market gains and losses over time. The Trust’s investment policy is to invest in a combination of synthetic contracts backed primarily by Vanguard bond funds, traditional investment contracts backed by major insurance providers and bank contracts. The Trust’s credit guidelines require that traditional investment contracts be rated at least AA. The Trust will maintain an average maturity between 2-3 years.
Loans to participants are stated at their outstanding balance which approximates fair value and are classified within level 3 of the valuation hierarchy.
Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual Funds
Domestic Stock Funds(a)	$22,614,991			$22,614,991
Balanced Funds(b)	11,657,092			11,657,092
Other Funds(c)	11,434,901			11,434,901

Total mutual funds	45,706,984			45,706,984
Common Stocks(d)	19,551,282			19,551,282
Common Collective Trust(e)		$11,794,265		11,794,265
Participant Loans			$1,304,243	1,304,243

Total assets at fair value	$65,258,266	$11,794,265	$1,304,243	$78,356,774

a.
Includes five funds, three of which, representing 77 percent of the category, invest in large-cap domestic stocks and two of which, representing 23 percent of the category, invest in small-cap domestic stocks.

b.
A group of funds where investments are made in other Vanguard mutual funds comprised of U.S. stocks, international stocks, U.S. bonds and short-term reserves according to an asset allocation strategy designed for investors planning to retire in or within a few years of the target date listed in the name of the fund.

c.
Includes a fund investing in intermediate-term bonds, representing 58 percent of the category, a fund investing in large-cap international stock funds, representing 41 percent of the category, and a fund investing in high-quality, short-term securities, representing 1 percent of the category.

d.
Includes investments in the Company Stock from previous years. Investments in Company Stock for employee contributions ceased in August 2004 and the employer match ceased to be made in the form of Company Stock as of January 1, 2007.

e.
The Trust’s investment policy is to invest in a combination of synthetic contracts backed primarily by Vanguard bond funds, traditional investment contracts backed by major insurance providers and bank contracts. The Trust’s credit guidelines require that traditional investment contracts be rated at least AA. The Trust will maintain an average maturity between 2-3 years. There are no redemption restrictions upon which the participant may redeem investments in the Trust. However, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the Trust.

The table below is a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2009:

Unrealized
gains/
(losses)
			relating to	Purchases,
			instruments	sales,	Transfers
	Balance,	Realized	still held at	issuances and	in or out
	Beginning	gains/	the reporting	settlements,	of Level 3,	Balance,
	of year	(losses)	date	net	Net	end of year
Participant Loans	$1,294,634			$9,609		$1,304,243

Total assets at fair value	$1,294,634			$9,609		$1,304,243

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds	$32,138,979			$32,138,979
Common Stocks	9,850,799			9,850,799
Common Collective Trust		$10,111,315		10,111,315
Participant Loans			$1,294,634	1,294,634

Total assets at fair value	$41,989,778	$10,111,315	$1,294,634	$53,395,727

The table below is a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

Unrealized
gains/
(losses)
			relating to	Purchases,
			instruments	sales,	Transfers
	Balance,	Realized	still held at	issuances and	in or out
	beginning	gains/	the reporting	settlements,	of Level 3,	Balance,
	of year	(losses)	date	net	Net	end of year
Participant Loans	$1,142,700			$151,934		$1,294,634

Total assets at fair value	$1,142,700			$151,934		$1,294,634

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for benefits.
(c) Payment of Benefits
Benefits are recorded when paid.
(d) Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

(e) New Accounting Pronouncements
In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits. Retroactive adoption of the authoritative guidance is not required; thus the Plan did not adopt this guidance for the year ended December 31, 2008.
In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 2 (b) for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.
3. TAX STATUS
The underlying non-standardized prototype Plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (“Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2009-6 and 2005-16, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype Plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax exempt.

4. INVESTMENTS
The following investments of the Plan exceed 5% of the Plan’s net assets available for benefits at either December 31, 2009 or 2008.

	2009	2008
Vanguard 500 Index Fund	$9,919,301	$7,319,539
PIMCO Total Return Fund	6,572,697	5,494,374
Mainstay Large Cap Growth Fund	4,721,567	3,174,542
American Funds Euro Pacific Growth Fund	4,704,605	3,081,964
Vanguard Target Retirement 2025 Fund	3,964,371	2,616,318
Vanguard Retirement Savings Trust	11,794,265	10,111,315
Jo-Ann Stores Company Stock	19,551,282	9,850,799
Net appreciation for mutual funds was $8,484,884 and net appreciation for Company Stock was $12,167,857 for the Plan year ended December 31, 2009.
5. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of a common/collective trust fund and mutual funds managed by The Vanguard Group. The Vanguard Group is the asset custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions.
6. CONCENTRATIONS OF CREDIT RISK
The Plan has investments in Jo-Ann Stores Company Common Stock of $19,551,282 or 25.0% of net assets as of December 31, 2009. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. SUBSEQUENT EVENTS
Plan amendment
Effective January 1, 2010, the Plan was amended and updated to include new changes. One of these changes included converting the fixed matching contribution under the old Plan to a discretionary matching contribution effective January 1, 2010, under the Amended Plan.
Company Stock Fund
At the end of 2009, participants in the Plan were notified that the Company Stock fund will be eliminated from the Plan. Participants must transfer their balances in the Company Stock fund prior to 4:00 p.m. ET on December 31, 2010. If a participant does not act by the deadline, the participant’s respective balance in the Company Stock fund will be automatically transferred to the date-specific Vanguard Target Retirement Fund with the target date closest to the year the participant reaches age 65.

Schedule I
Jo-Ann Stores, Inc. 401(k) Savings Plan

EIN: 34-0720629
Plan Number: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of Issue		Description of Investment	Current Value

*	American Funds EuroPacific R-4	Mutual Fund	$4,704,605
*	ICM Small Company Portfolio	Mutual Fund	2,458,063
*	MainStay Large Cap Growth	Mutual Fund	4,721,567
*	PIMCO Total Return Fd, Admin	Mutual Fund	6,572,697
*	Vanguard 500 Index Inv	Mutual Fund	9,919,301
*	Vanguard Explorer Fund Inv	Mutual Fund	2,783,492
*	Vanguard Prime Money Market	Mutual Fund	157,599
*	Vanguard Target Retirement 2005	Mutual Fund	156,354
*	Vanguard Target Retirement 2010	Mutual Fund	56,346
*	Vanguard Target Retirement 2015	Mutual Fund	3,040,443
*	Vanguard Target Retirement 2020	Mutual Fund	352,839
*	Vanguard Target Retirement 2025	Mutual Fund	3,964,371
*	Vanguard Target Retirement 2030	Mutual Fund	200,247
*	Vanguard Target Retirement 2035	Mutual Fund	2,230,670
*	Vanguard Target Retirement 2040	Mutual Fund	96,781
*	Vanguard Target Retirement 2045	Mutual Fund	959,203
*	Vanguard Target Retirement 2050	Mutual Fund	75,432
*	Vanguard Target Retirement Income Fund	Mutual Fund	524,406
*	Vanguard Windsor II Fund Inv	Mutual Fund	2,732,568
*	Vanguard Retirement Savings Trust	Common/Collective Fund	11,794,265
*	Jo-Ann Stores Company Stock	Common Stock	19,551,282
*	Loan Fund	4.25% – 9.25%	1,304,243

	Total Investments		$78,356,774

*	Represents party-in-interest

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Jo-Ann Stores, Inc. 401(k) Savings Plan Advisory Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Jo-Ann Stores, Inc. 401(k) Savings Plan
By: Jo-Ann Stores, Inc. 401(k) Savings Plan Advisory Committee

/s/ David Goldston David Goldston Senior Vice President, General Counsel and Secretary of Jo-Ann Stores, Inc. and Member of the Advisory Committee	June 11, 2010

JO-ANN STORES, INC. 401(K) SAVINGS PLAN
Index to Exhibits

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm